UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39541

CUSIP Number: 96328L205

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Wheels Up Experience Inc. Full Name of Registrant
Aspirational Consumer Lifestyle Corp. Former Name if Applicable
601 West 26th Street, Suite 900 Address of Principal Executive Office (Street and Number)
New York, New York 10001 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Wheels Up Experience Inc. (the “Company” or “Wheels Up”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) by the prescribed due date.

As previously disclosed in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2023, the Company is working with a number of advisors and industry participants around securing new strategic investments, raising capital, and executing previously disclosed strategic divestitures. On August 8, 2023 the Company entered into a short-term capital infusion in the form of a secured promissory note with Delta Air Lines, Inc. These efforts have involved significant resources and have been a priority for management, thereby diverting significant management time and internal resources from the Company’s processes to review and complete its financial statements and related disclosures in a manner that would permit a timely filing of the Form 10-Q. For this reason, the Company will be unable, without unreasonable effort or expense, to complete and file the Form 10-Q within the prescribed time period.

The potential investments and/or capital raise described above are subject to market and other conditions that are not within the Company’s control. Absent the ability of the Company to obtain this additional funding in the near-term, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for any meaningful period of time after the filing of this Form 12b-25.

The Company is endeavoring to complete its financial close process and file its Form 10-Q on or before Monday, August 14, 2023, which is within the five-calendar day extension provided by Rule 12b-25.

Forward-Looking Statements

This Form 12b-25 contains certain “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of the control of Wheels Up that could cause actual results to differ materially from the results discussed in the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies of Wheels Up regarding the future. The words “anticipate,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward-looking. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual events and results to differ materially from those contained in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Wheels Up’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023 and Wheels Up’s other filings with the SEC. Moreover, Wheels Up operates in a very competitive and rapidly changing environment. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Wheels Up undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise. Although Wheels Up believes that the expectations reflected in the forward-looking statements are reasonable, Wheels Up cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, Wheels Up does not intend to update any of these forward-looking statements or to conform these statements to actual results or revised expectations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Todd Smith	212	257-5252
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes   ☒    No   ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☒    No   ☐

During the three months ended June 30, 2023, the Company experienced a more material reduction in deferred revenue than expected, which resulted in a substantial use of cash and cash equivalents. The Company also anticipates that it will have a material non-cash goodwill impairment.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wheels Up Experience Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2023	By:	/s/ Todd Smith
	Name:	Todd Smith
	Title:	Interim Chief Executive Officer and Chief Financial Officer